Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY PLC REPORTS

SECOND QUARTER 2019 RESULTS

•                  Revenue increased 5% at constant currency on significant growth in global gaming product sales and continued strength in global lottery same-store revenue

•                  Operating income of $224 million; adjusted operating income of $274 million, up 6% at constant currency

•                  Adjusted EBITDA of $454 million, up 5% at constant currency, driven by higher North America Gaming and Italy profits

•                  Year-to-date operating cash flow of $592 million and free cash flow of $361 million, record first-half levels

•                  Cash dividend declared of $0.20 per ordinary share

LONDON, U.K. — August 1, 2019 — International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the second quarter ended June 30, 2019. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below.

“We had a strong second quarter, with top-line growth driven by a sharp increase in gaming product sales and impressive gains in lottery same-store revenues. Profits were up nicely in our North America Gaming and Italy segments,” said Marco Sala, CEO of IGT. “I am pleased with the broad-based improvement in key performance indicators for our main businesses.”

“EBITDA in the quarter was the highest we achieved in three years and translated into substantial free cash flow for the first half,” said Alberto Fornaro, CFO of IGT. “Recent capital markets activity strengthens our financial structure, enhances flexibility, and positions us well for the coming years.”

Overview of Consolidated Second Quarter 2019 Results

				Constant
	Quarter Ended		Y/Y	Currency
	June 30,		Change	Change
	2019	2018	(%)	(%)
(In $ millions, unless otherwise noted)
Revenue	1,234	1,202	3%	5%
Operating income	224	209	7%	10%
Net income/(loss) per diluted share	$0.02	$0.79	NM
Adjusted EBITDA	454	442	3%	5%
Adjusted operating income	274	264	4%	6%
Adjusted net income per diluted share	$0.44	$0.28	57%
Net debt	7,637	7,530	1%

Note: Adjusted EBITDA, adjusted operating income, and adjusted net income per diluted share are non-GAAP financial measures. Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release.

Consolidated revenue of $1.23 billion, up 5% at constant currency

•                  Significant growth in global gaming product sales

•                  Sustained momentum in lottery same-store revenue

•                  More than offset increased machine gaming taxes in Italy

At constant currency, operating income rose 10% to $224 million; adjusted operating income up 6% to $274 million

Adjusted EBITDA increased 5% at constant currency to $454 million

•                  Growth in North America Gaming & Interactive and Italy profits

•                  Solid North America Lottery results

•                  Net impact of discrete items in North America Gaming & Interactive segment

•                  Multi-year, strategic lease and distribution agreement in Oklahoma

•                  Higher litigation charges

Interest expense, net was $104 million, in line with the prior-year quarter

Income taxes of $63 million and adjusted taxes of $79 million on increased pre-tax income; adjusted tax rate improved due to higher income in lower-tax jurisdictions

Net income attributable to IGT was $5 million in the quarter; adjusted net income attributable to IGT was $91 million, up from $57 million in the prior year on growth in profit before taxes and a lower adjusted tax rate

Net income per diluted share of $0.02; adjusted net income per diluted share of $0.44 versus $0.28 in the prior year

Net debt of $7.64 billion, down from $7.76 billion at December 31, 2018

Operating Segment Review

North America Gaming & Interactive

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘19	Q2 ‘18	FX	Period Ended June 30	Q2 ‘19	Q2 ‘18	Change
Gaming
Total revenue	268	254	6%	Installed base units (end of period)
Gaming services	165	169	-3%	Casino	21,073	23,351	-9.8%
Terminal	106	108	-2%
Other	59	61	-3%	Machine units shipped
Product sales	104	85	22%	New/expansion	438	1,803	-75.7%
Terminal	73	62	18%	Replacement	4,223	2,747	53.7%
Other	30	23	34%	Total machines shipped	4,661	4,550	2.4%

Other
Total revenue	6	0	NM
Service revenue	6	0	NM	Note: Oklahoma agreement reduces installed base by 2,076 units; no impact to units shipped

Total
Revenue	274	254	8%
Operating income	85	66	27%

Revenue of $274 million, up 8% at constant currency

•                  Gaming service revenue of $165 million, compared to $169 million in the prior- year period

•                  Installed base stable year-over-year; up sequentially on an underlying basis

•                  Growth in Class II markets, opening of Encore Boston Harbor

•                  Net of 2,076-unit reduction due to new Oklahoma agreement

•                  Slight decrease in other gaming services; large, multi-year poker contract in each period

•                  Product sales revenue of $104 million, up 22% over the prior year

•                  Terminal product sales rose 18% at constant currency

•                  54% increase in replacement units driven by strength of product offering; higher average selling price

•                  Lower new/expansion activity compared to the prior year

•                  Other product sales up 34% on strong systems revenue

•                  Other service revenue includes contributions from sports betting and interactive

Operating income up 27% at constant currency on net impact of discrete items

North America Lottery

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘19	Q2 ‘18	FX	Period Ended June 30	Q2 ‘19	Q2 ‘18	Change
Gaming
Total revenue	37	38	-2%	Installed base units (end of period)
Gaming services	37	38	-4%	VLT - Government sponsored	14,215	15,176	-6.3%
Terminal	25	25	-3%
Other	12	13	-5%	Lottery same-store revenue growth
Product sales	1	0	NM	Instant ticket & draw games			5.4%
				Multistate jackpots			23.8%
Lottery				Total lottery same-store revenue growth			7.2%
Total revenue	270	270	0%
Lottery services	238	236	1%
FMC	202	197	3%
Instant ticket & draw games	168	164	3%
Other services	34	33	1%
LMA	36	39	-8%
Product sales	32	34	-5%

Other
Total revenue	1	0	NM
Service revenue	1	0	NM

Total
Revenue	309	309	0%
Operating income	78	80	-3%

Revenue of $309 million, stable with the high level achieved in the prior year

•                  Lottery service revenue of $238 million, essentially in line with the prior year

•                  Overall same-store revenue up 7.2% driven by growth in instant ticket and draw games and increased jackpot activity

•                  More than offsets impact of Illinois supply contract conclusion

•                  Lottery product sales revenue of $32 million

•                  Essentially matched significant contribution from Massachusetts hardware sales in the prior year

Operating income of $78 million, down 3% at constant currency on higher depreciation

International

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘19	Q2 ‘18	FX	Period Ended June 30	Q2 ‘19	Q2 ‘18	Change
Gaming
Total revenue	142	101	46%	Installed base units (end of period)
Gaming services	28	34	-11%	Casino	10,039	13,034	-23.0%
Terminal	12	13	3%	VLT - Government sponsored	4,436	3,306	34.2%
Other	16	21	-20%	Total installed base units	14,475	16,340	-11.4%
Product sales	114	67	76%
Terminal	82	52	61%	Machine units shipped
Other	33	15	130%	New/expansion	700	732	-4.4%
				Replacement	5,863	2,388	145.5%
Lottery				Total machines shipped	6,563	3,120	110.4%
Total revenue	70	78	-7%
Lottery services	67	70	-1%	Lottery same-store revenue growth
FMC	67	70	-1%	Instant ticket & draw games			2.4%
Instant ticket & draw games	53	54	1%	Multistate jackpots			11.0%
Other services	14	16	-10%	Total lottery same-store revenue growth			2.8%
Product sales	3	8	-59%

Other
Total revenue	17	19	-8%
Service revenue	16	19	-5%
Product sales	0	1	NM

Total
Revenue	229	199	20%
Operating income	30	36	-11%

Revenue of $229 million, up 20% at constant currency

•                  Gaming product sales revenue of $114 million, up 76% at constant currency

•                  Significant increase in terminal units shipped, including approximately 1,600 Sweden VLTs; average selling price down due to mix

•                  Average selling prices down due to mix

•                  Other product sales driven by higher software revenue

•                  Lottery service revenue of $67 million, essentially stable at constant currency

•                  Gaming service revenue was $28 million

•                  Year-over-year and sequential declines in the installed base due to conversions

•                  Other gaming service revenue down on interactive performance and non-wager-related items

Operating income of $30 million compared to $36 million in the prior year, down $4 million at constant currency

•                  Lower profit flow-through on service and product revenue

•                  Higher SG&A

Italy

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘19	Q2 ‘18	FX	Period Ended June 30	Q2 ‘19	Q2 ‘18	Change
				(In €millions, except machines)
Gaming				Lottery
Total revenue	153	177	-9%	Lotto wagers	2,064	1,981	4.2%
Gaming services	153	176	-9%	10eLotto	1,507	1,422	6.0%
Terminal	136	160	-11%	Core	479	471	1.6%
Other	17	16	10%	Late numbers	31	33	-5.6%
Product sales	0	0	0%	MillionDAY	47	54	-14.0%

Lottery				Scratch & Win wagers	2,257	2,237	0.9%
Total revenue	190	193	4%
Lottery services	190	193	4%	Italy lottery revenue growth			3.5%
FMC	190	193	4%
Instant ticket & draw games	238	243	3%	Gaming
Other services	(48)	(50)	0%	Installed base (end of period)
Product sales	0	0	0%	VLT - Operator (B2C)	10,929	10,991	-0.6%
				VLT - Supplier (B2B)	7,524	8,251	-8.8%
Other				AWP	40,268	43,657	-7.8%
Total revenue	79	71	16%	Total installed base	58,721	62,899	-6.6%
Service revenue	79	71	16%
Product sales	0	0	0%	Wagers
				VLT - Operator (B2C)	1,427	1,407	1.4%
Total				AWP	916	885	3.5%
Revenue	422	441	1%	Interactive wagers (gaming)	508	459	10.7%
Operating income	133	131	8%
				Other
				Sports betting wagers (1)	252	244	3.1%
				Sports betting payout (%) (1)	82.2%	82.9%	-0.6 pp

(1) Includes virtual wagers and pools & horses

Revenue of $422 million, relatively stable at constant currency

•                  Lottery service revenue of $190 million, up 4% at constant currency

•                  Lotto wagers up 4.2% on continued growth in 10eLotto

•                  Scratch & Win wagers rose 0.9% on success of new games

•                  Gaming service revenue of $153 million compared to $176 million in the prior year

•                  Increased taxes on AWP and VLT machines

•                  Wagers grew despite lower installed base on quality of distribution network and new game introductions

•                  Other service revenue of $79 million, up 16% at constant currency

•                  Beneficial sports betting payout comparison; higher wagers despite World Cup in the prior year

Operating income of $133 million, up 8% at constant currency

•                  Strong profit flow-through from lotteries, sports betting, and interactive

•                  Beneficial shift in expense timing

•                  More than offsets increased gaming machine taxes

Other Developments

The Company’s Board of Directors declared a quarterly cash dividend of $0.20 per ordinary share

•                  Record date of August 15, 2019

•                  Payment date of August 29, 2019

Issuance of €750 million 3.5% Notes due 2026, as previously announced

•                  Net proceeds used to redeem ~ €438 million 4.125% Notes due 2020

•                  Balance used to partially repay utilizations under revolving credit facilities

Revolving credit facility amendment and extension in July 2019, as previously announced

•                  Maturity extended to July 31, 2024

•                  Aggregate commitments reduced to ~ 1.75 billion

•                  Modifications to certain provisions that increase flexibility

Board appointment, as previously announced

•                  The Company’s Board of Directors appointed Dr. Samantha Ravich as an independent director, effective July 30, 2019

Outlook

Outlook updated for currency; no change to operating assumptions

•                  2019 adjusted EBITDA of $1.675 - $1.735 billion

•                  Capital expenditures of $450 - $550 million

•                  Full-year EUR/USD exchange rate of 1.12 vs. prior 1.15 estimate

Conference Call and Webcast

August 1, 2019, at 8:00 a.m. EDT

Live webcast available under “News, Events & Presentations” on IGT’s Investor Relations website at www.IGT.com; replay available on the website following the live event

Dial-In Numbers

•                  US/Canada toll-free dial-in number is +1 844 842 7999

•                  Outside the US/Canada toll-free number is +1 612 979 9887

•                  Conference ID/confirmation code is 1990309

•                  A telephone replay of the call will be available for one week

•                  US/Canada replay number is +1 855 859 2056

•                  Outside the US/Canada replay number is +1 404 537 3406

•                  ID/Confirmation code is 1990309

Comparability of Results

All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S.

GAAP measures are included in the tables in this news release. Constant currency changes for 2019 are calculated using the same foreign exchange rates as the corresponding 2018 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Digital and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees. For more information, please visit www.IGT.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement.

Contact:

Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452

Francesco Luti, +39 3485475493; for Italian media inquiries

James Hurley, Investor Relations, +1 (401) 392-7190

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the three months ended
	June 30,
	2019	2018

Service revenue	980,031	1,007,067
Product sales	254,222	195,271
Total revenue	1,234,253	1,202,338

Cost of services	594,598	607,684
Cost of product sales	160,786	122,403
Selling, general and administrative	213,263	196,088
Research and development	65,383	63,957
Other operating (income) expense, net	(23,492)	3,129
Total operating expenses	1,010,538	993,261

Operating income	223,715	209,077

Interest expense, net	(103,860)	(102,888)
Foreign exchange (loss) gain, net	(41,061)	172,546
Other income (expense), net	23,493	(31,304)
Total non-operating (expenses) income	(121,428)	38,354

Income before provision for income taxes	102,287	247,431

Provision for income taxes	63,300	52,232

Net income	38,987	195,199

Less: Net income attributable to non-controlling interests	34,131	33,703

Net income attributable to IGT PLC	4,856	161,496

Net income attributable to IGT PLC per common share - basic	0.02	0.79
Net income attributable to IGT PLC per common share - diluted	0.02	0.79

Weighted-average shares - basic	204,407	204,118
Weighted-average shares - diluted	204,412	204,516

International Game Technology PLC

Consolidated Statements of Operations

($ and shares in thousands, except per share amounts)

Unaudited

	For the six months ended
	June 30,
	2019	2018

Service revenue	1,971,062	2,054,018
Product sales	408,107	355,276
Total revenue	2,379,169	2,409,294

Cost of services	1,189,925	1,225,742
Cost of product sales	260,971	225,754
Selling, general and administrative	415,100	411,306
Research and development	131,501	135,220
Other operating (income) expense, net	(20,195)	5,200
Total operating expenses	1,977,302	2,003,222

Operating income	401,867	406,072

Interest expense, net	(206,929)	(210,168)
Foreign exchange gain, net	17,541	75,851
Other income (expense), net	22,995	(28,323)
Total non-operating expenses	(166,393)	(162,640)

Income before provision for income taxes	235,474	243,432

Provision for income taxes	115,992	112,737

Net income	119,482	130,695

Less: Net income attributable to non-controlling interests	74,372	72,345

Net income attributable to IGT PLC	45,110	58,350

Net income attributable to IGT PLC per common share - basic	0.22	0.29
Net income attributable to IGT PLC per common share - diluted	0.22	0.29

Weighted-average shares - basic	204,309	203,859
Weighted-average shares - diluted	204,532	204,345

International Game Technology PLC

Consolidated Balance Sheets

($ thousands)

Unaudited

	June 30,	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	400,928	250,669
Restricted cash and cash equivalents	256,105	261,108
Trade and other receivables, net	948,520	949,085
Inventories	264,911	282,698
Other current assets	489,440	504,061
Income taxes receivable	45,576	39,075
Total current assets	2,405,480	2,286,696
Systems, equipment and other assets related to contracts, net	1,350,575	1,404,426
Property, plant and equipment, net	140,033	185,349
Operating lease right-of-use-assets	360,021	—
Goodwill	5,572,217	5,580,227
Intangible assets, net	1,940,656	2,044,723
Other non-current assets	2,030,137	2,108,964
Deferred income taxes	37,738	38,117
Total non-current assets	11,431,377	11,361,806
Total assets	13,836,857	13,648,502

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	1,063,886	1,142,371
Other current liabilities	867,639	816,722
Current portion of long-term debt	829,601	—
Short-term borrowings	55,349	34,822
Income taxes payable	74,001	8,209
Total current liabilities	2,890,476	2,002,124
Long-term debt, less current portion	7,152,523	7,977,267
Deferred income taxes	450,003	446,083
Income taxes payable	25,654	25,654
Operating lease liabilities	325,477	—
Other non-current liabilities	386,584	445,445
Total non-current liabilities	8,340,241	8,894,449
Total liabilities	11,230,717	10,896,573
Commitments and contingencies
Shareholders’ equity	2,606,140	2,751,929
Total liabilities and shareholders’ equity	13,836,857	13,648,502

International Game Technology PLC

Consolidated Statements of Cash Flows

($ thousands)

Unaudited

	For the six months ended
	June 30,
	2019	2018
Cash flows from operating activities
Net income	119,482	130,695
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	209,271	202,448
Amortization	137,201	136,450
Service revenue amortization	103,935	111,115
Stock-based compensation expense	12,502	17,119
Debt issuance cost amortization	11,523	11,534
Loss on extinguishment of debt	9,628	29,584
Deferred income taxes	6,515	(9,817)
Foreign exchange gain, net	(17,541)	(75,851)
Gain on sale of assets	(63,239)	(1,129)
Other non-cash costs, net	31,392	1,610
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables	49,059	49,832
Inventories	802	(20,787)
Upfront Italian license fee	—	(366,270)
Accounts payable	(57,317)	(56,732)
Other assets and liabilities	38,508	(39,651)
Net cash provided by operating activities	591,721	120,150

Cash flows from investing activities
Capital expenditures	(231,003)	(258,967)
Proceeds from sale of assets	65,429	6,065
Other	2,545	1,458
Net cash used in investing activities	(163,029)	(251,444)

Cash flows from financing activities
Principal payments on long-term debt	(833,129)	(1,058,753)
Dividends paid - non-controlling interests	(129,394)	(125,808)
Dividends paid	(81,729)	(81,553)
Return of capital - non-controlling interests	(70,399)	(53,600)
Net payments of financial liabilities	(11,395)	(36,586)
Payments in connection with extinguishment of debt	(8,598)	(24,281)
Debt issuance costs paid	(5,934)	(4,047)
Capital increase - non-controlling interests	1,075	134,536
Net proceeds from short-term borrowings	19,573	73,980
Proceeds from long-term debt	846,975	863,911
Other	(6,733)	(17,696)
Net cash used in financing activities	(279,688)	(329,897)

Net increase (decrease) in cash and cash equivalents, and restricted cash	149,004	(461,191)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	(3,748)	22,352
Cash and cash equivalents, and restricted cash at the beginning of the period	511,777	1,305,430
Cash and cash equivalents, and restricted cash at the end of the period	657,033	866,591

Supplemental Cash Flow Information:
Interest paid	(211,591)	(262,886)
Income taxes (paid) refunded	(49,777)	13,313

International Game Technology PLC

Net Debt

($ thousands)

Unaudited

	June 30,	December 31,
	2019	2018

4.125% Senior Secured Notes due February 2020 (2)	—	499,167
4.750% Senior Secured Notes due March 2020 (2)	—	438,252
5.500% Senior Secured Notes due June 2020 (1)	—	27,519
6.250% Senior Secured Notes due February 2022 (1)	1,488,631	1,469,609
4.750% Senior Secured Notes due February 2023 (2)	959,758	964,730
5.350% Senior Secured Notes due October 2023 (1)	60,936	60,983
3.500% Senior Secured Notes due July 2024 (2)	564,139	567,179
6.500% Senior Secured Notes due February 2025 (1)	1,089,159	1,088,385
3.500% Senior Secured Notes due June 2026 (2)	845,482	—
6.250% Senior Secured Notes due January 2027 (1)	743,021	742,667
Senior Secured Notes, long-term	5,751,126	5,858,491

Revolving Credit Facilities due July 2021 (1) (2)	69,114	413,381
Term Loan Facilities due January 2023 (2)	1,332,283	1,705,395
Long-term debt, less current portion	7,152,523	7,977,267

4.750% Senior Secured Notes due March 2020 (2)	437,997	—
5.500% Senior Secured Notes due June 2020 (1)	27,444	—
Term Loan Facilities due January 2023 (2)	364,160	—
Current portion of long-term debt	829,601	—

Short-term borrowings	55,349	34,822
Total debt	8,037,473	8,012,089

Less: Cash and cash equivalents	400,928	250,669

Net debt	7,636,545	7,761,420

(1) U.S. dollar-denominated debt

(2) Euro-denominated debt

Note: Net debt is a non-GAAP financial measure

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the three months ended
	June 30,
	2019	2018

Net income	38,987	195,199
Provision for income taxes	63,300	52,232
Non-operating expenses (income)	121,428	(38,354)
Depreciation	103,940	104,361
Amortization	69,117	68,058
Service revenue amortization	51,646	54,465
Stock-based compensation expense	2,912	2,941
Other	2,379	2,913
Adjusted EBITDA	453,709	441,815

Cash flows from operating activities	445,107	42,940
Capital expenditures	(111,818)	(124,306)
Free Cash Flow	333,289	(81,366)

International Game Technology PLC

Adjusted EBITDA and Free Cash Flow

Reconciliations of Non-GAAP Financial Measures

($ thousands)

Unaudited

	For the six months ended
	June 30,
	2019	2018

Net income	119,482	130,695
Provision for income taxes	115,992	112,737
Non-operating expenses	166,393	162,640
Depreciation	209,271	202,448
Amortization	137,201	136,450
Service revenue amortization	103,935	111,115
Stock-based compensation expense	12,502	17,119
Other	5,606	4,767
Adjusted EBITDA	870,382	877,971

Cash flows from operating activities	591,721	120,150
Capital expenditures	(231,003)	(258,967)
Free Cash Flow	360,718	(138,817)

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Quarter to date				Quarter to date
	June 2019	Adjustments			June 2019
	As	Purchase	Foreign	Refinancing and	As
	Reported	Accounting	Exchange	Other	Adjusted

Total revenue	1,234,253	(181)	—	—	1,234,072

Cost of services	594,598	(17,769)	—	—	576,829
Cost of product sales	160,786	(3,912)	—	—	156,874
Selling, general and administrative	213,263	(26,502)	—	—	186,761
Research and development	65,383	(72)	—	—	65,311
Other operating income, net	(23,492)	—	—	(2,454)	(25,946)
Total operating expenses	1,010,538	(48,255)	—	(2,454)	959,829

Operating income	223,715	48,074	—	2,454	274,243

Interest expense, net	(103,860)	26	—	—	(103,834)
Foreign exchange loss, net	(41,061)	—	41,061	—	—
Other income, net	23,493	—	—	9,628	33,121
Total non-operating expenses	(121,428)	26	41,061	9,628	(70,713)

Income before provision for income taxes	102,287	48,100	41,061	12,082	203,530

Provision for income taxes (a)	63,300	11,552	3,264	558	78,674

Net income	38,987	36,548	37,797	11,524	124,856

Less: Net income attributable to non-controlling interests	34,131	26	—	—	34,157

Net income attributable to IGT PLC	4,856	36,522	37,797	11,524	90,699

Net income per common share - diluted	0.02				0.44
Weighted-average shares - diluted	204,412				204,412

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Year to date				Year to date
	June 2019	Adjustments			June 2019
	As	Purchase	Foreign	Refinancing and	As
	Reported	Accounting	Exchange	Other	Adjusted

Total revenue	2,379,169	(359)	—	—	2,378,810

Cost of services	1,189,925	(36,544)	—	—	1,153,381
Cost of product sales	260,971	(7,781)	—	—	253,190
Selling, general and administrative	415,100	(52,580)	—	—	362,520
Research and development	131,501	(292)	—	—	131,209
Other operating income, net	(20,195)	—	—	(5,751)	(25,946)
Total operating expenses	1,977,302	(97,197)	—	(5,751)	1,874,354

Operating income	401,867	96,838	—	5,751	504,456

Interest expense, net	(206,929)	51	—	—	(206,878)
Foreign exchange gain, net	17,541	—	(17,541)	—	—
Other income, net	22,995	—	—	9,628	32,623
Total non-operating expenses	(166,393)	51	(17,541)	9,628	(174,255)

Income before provision for income taxes	235,474	96,889	(17,541)	15,379	330,201

Provision for income taxes (a)	115,992	23,242	174	1,362	140,770

Net income	119,482	73,647	(17,715)	14,017	189,431

Less: Net income attributable to non-controlling interests	74,372	51	—	—	74,423

Net income attributable to IGT PLC	45,110	73,596	(17,715)	14,017	115,008

Net income per common share - diluted	0.22				0.56
Weighted-average shares - diluted	204,532				204,532

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Quarter to date				Quarter to date
	June 2018	Adjustments			June 2018
	As	Purchase	Foreign	Refinancing and	As
	Reported	Accounting	Exchange	Other	Adjusted

Total revenue	1,202,338	(182)	—	—	1,202,156

Cost of services	607,684	(21,061)	—	—	586,623
Cost of product sales	122,403	(3,912)	—	—	118,491
Selling, general and administrative	196,088	(26,736)	—	—	169,352
Research and development	63,957	(219)	—	—	63,738
Other operating expense, net	3,129	—	—	(3,129)	—
Total operating expenses	993,261	(51,928)	—	(3,129)	938,204

Operating income	209,077	51,746	—	3,129	263,952

Interest expense, net	(102,888)	508	—	—	(102,380)
Foreign exchange gain, net	172,546	—	(172,546)	—	—
Other expense, net	(31,304)	1	—	29,584	(1,719)
Total non-operating income (expenses)	38,354	509	(172,546)	29,584	(104,099)

Income before provision for income taxes	247,431	52,255	(172,546)	32,713	159,853

Provision for income taxes (a)	52,232	12,345	3,683	589	68,849

Net income	195,199	39,910	(176,229)	32,124	91,004

Less: Net income attributable to non-controlling interests	33,703	25	—	—	33,728

Net income attributable to IGT PLC	161,496	39,885	(176,229)	32,124	57,276

Net income per common share - diluted	0.79				0.28
Weighted-average shares - diluted	204,516				204,516

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

International Game Technology PLC

Consolidated Statement of Operations

Reconciliation of Non-GAAP Financial Measures

($ and shares in thousands, except per share amounts)

Unaudited

	Year to date				Year to date
	June 2018	Adjustments			June 2018
	As	Purchase	Foreign	Refinancing and	As
	Reported	Accounting	Exchange	Other	Adjusted

Total revenue	2,409,294	(359)	—	—	2,408,935

Cost of services	1,225,742	(42,216)	—	—	1,183,526
Cost of product sales	225,754	(7,781)	—	—	217,973
Selling, general and administrative	411,306	(53,585)	—	—	357,721
Research and development	135,220	(454)	—	—	134,766
Other operating expense, net	5,200	—	—	(5,200)	—
Total operating expenses	2,003,222	(104,036)	—	(5,200)	1,893,986

Operating income	406,072	103,677	—	5,200	514,949

Interest expense, net	(210,168)	1,012	—	—	(209,156)
Foreign exchange gain, net	75,851	—	(75,851)	—	—
Other expense, net	(28,323)	(2,184)	—	29,584	(923)
Total non-operating expenses	(162,640)	(1,172)	(75,851)	29,584	(210,079)

Income before provision for income taxes	243,432	102,505	(75,851)	34,784	304,870

Provision for income taxes (a)	112,737	24,255	6,329	1,141	144,462

Net income	130,695	78,250	(82,180)	33,643	160,408

Less: Net income attributable to non-controlling interests	72,345	50	—	—	72,395

Net income attributable to IGT PLC	58,350	78,200	(82,180)	33,643	88,013

Net income per common share - diluted	0.29				0.43
Weighted-average shares - diluted	204,345				204,345

(a) Adjustments for income taxes are determined based on the statutory tax rate in effect in the respective jurisdiction where the adjustment originated.

INTERNATIONAL GAME TECHNOLOGY PLC

Select Financial Data			Constant	Key Performance Indicators			%
Period Ended June 30	Q2 ‘19	Q2 ‘18	FX	Period Ended June 30	Q2 ‘19	Q2 ‘18	Change
Gaming
Total revenue	601	570	8%	Installed base units (end of period)
Gaming services	382	418	-6%	Casino	31,112	36,385	-14.5%
Terminal	279	307	-7%	VLT - Government sponsored (ex-Italy)	18,651	18,482	0.9%
Other	103	111	-5%	VLT - Italy supplier (B2B)	7,524	8,251	-8.8%
Product sales	219	152	46%	Total installed base units	57,287	63,118	-9.2%
Terminal	155	114	37%	Yield (average gross revenue per unit per day)	$27.96	$27.74	0.8%
Other	64	38	72%
				Additional Italian network details:
Lottery
Total revenue	531	542	0%	VLT - Operator (B2C)	10,929	10,991	-0.6%
Lottery services	495	499	2%	AWP	40,268	43,657	-7.8%
FMC	460	460	2%
Instant ticket & draw games	460	461	3%	Machine units shipped
Other services	0	(1)	NM	New/expansion	1,138	2,535	-55.1%
LMA	36	39	-8%	Replacement	10,086	5,135	96.4%
Product sales	35	42	-15%	Total machines shipped	11,224	7,670	46.3%

Other
Total revenue	102	91	19%	Global lottery same-store revenue growth
Service revenue	102	90	20%	Instant ticket & draw games			4.6%
Product sales	0	1	NM	Multistate jackpots			22.2%
				Total lottery same-store revenue growth (ex-Italy)			6.1%
Consolidated
Revenue	1,234	1,202	5%	Italy lottery revenue growth			3.5%
Operating Income:
Segment total	327	313	7%
Purchase accounting	(48)	(52)	7%
Corporate support	(55)	(52)	-9%
Total	224	209	10%